SEC FILE NUMBER 000-26770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:                                         December 31, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:  ______________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  _____________________________________________________

PART I
REGISTRANT INFORMATION

NOVAVAX, INC.
Full Name of Registrant

Former Name if Applicable
9920 Belward Campus Drive
Address of Principal Executive Office (Street and Number)

Rockville, Maryland 20850
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Novavax, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) with the Securities and Exchange Commission (“SEC”) by March 16, 2011. This delay is attributable to the Company’s plan to include, in the 2010 Form 10-K, restated financial statements for earlier periods in order to reflect the reclassification of certain warrants as derivative liabilities.  In earlier periods, such warrants had been classified as equity.

The Company expects to file its 2010 Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities and Exchange act of 1934, as amended.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John A. Herrmann III	(240)	268-2000
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    NOVAVAX, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2011	By:	/s/ John A. Herrmann III
Name: John A. Herrmann III
Title: Executive Director, Legal Affairs and Corporate Secretary

  Exhibit A

The changes reflected in the restated results of operations will result in an increase in net loss and net loss per share for the year ended December 31, 2009, as compared to the previously reported results.  An estimate of the precise changes will not be available until the Company finishes the restatement of its 2009 financial statements that will be included in the Company’s 2010 Annual Report on Form 10-K, which the Company expects to file by the end of March 2011.